932 Southwood Boulevard Incline Village, NV 89451 Phone: (775) 832-8500 Fax: (775) 832-8502

SENT VIA ELECTRONIC MAIL
AND FEDERAL EXPRESS

October 5, 2016

Jim B. Rosenberg, Senior Assistant Chief Accountant
Office of Healthcare and Insurance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    PDL BioPharma, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 23, 2016 (the “2015 Form 10-K”)
Form 10-Q for the Quarterly Period Ended June 30, 2016
Filed August 4, 2016 (the “2016 Form 10-Q”)
Form 8-K dated August 4, 2016 (the “2016 Form 8-K”)
File No. 000-19756

Dear Mr. Rosenberg:

This letter sets forth the Company’s responses to the comments contained in the letter dated September 21, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2015 Form 10-K, the 2016 Form 10-Q and the 2016 Form 8-K. The comments are repeated below in bold and followed by the responses thereto.

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2015 Form 10-K
2016 Form 10-Q
2016 Form 8-K
File No. 000-19756
October 5, 2016

Form 10-K for the Fiscal Year Ended December 31, 2015
Notes to Consolidated Financial Statements
7. Notes and Other Long-Term Receivables, page 77

1.
Your notes receivable comprise a significant portion of your total assets. Please tell us what consideration you gave to providing the credit quality disclosures required by ASC 310-10-50. In particular, we believe that the disclosures related to nonaccrual and past due financing receivables (paragraphs 50-5A-50-8), impaired loans (paragraphs 50-14A-50-20) and credit quality information (paragraphs 50-27-50-30) are applicable and relevant to your notes receivable.

The Company respectfully advises the Staff that notes receivable arrangements do not meet the definition of a security and shall be accounted for at amortized cost and in accordance with the guidance of ASC 310-10-35-47, Receivables - Loans and Trade Receivables Not Held for Sale.

The Company has duly noted the Staff’s comment and will enhance in its future filings its disclosures for notes receivable and other long-term receivables, with an example as follows, with proposed responsive language to be added in bolded italics below.

Notes Receivable and Other Long-Term Receivables

We account for our notes receivable at both amortized cost, net of unamortized origination fees, if any, and as dependent on collateral when the loan for which repayment is expected to be provided solely by the underlying collateral. For loans accounted for at their amortized cost, related fees and costs are recorded net of any amounts reimbursed. Interest is accreted or accrued to "Interest revenue" using the effective interest method. When and if supplemental royalties are received from certain of these notes and other long-term receivables, an adjustment to the estimated effective interest rate is effected prospectively.

We evaluate the collectability of both interest and principal for each note receivable and loan to determine whether it is impaired. A note receivable or loan is considered to be impaired when, based on current information and events, we determine it is probable that we will be unable to collect all amounts due according to the existing contractual terms. When a note receivable or loan is considered to be impaired, the amount of loss is calculated by comparing the carrying value of the financial asset to the value determined by discounting the expected future cash flows at the loan's effective interest rate or to the estimated fair value of the underlying collateral, less costs to sell, if the loan is collateralized and we expect repayment to be provided solely by the collateral. Impairment assessments require significant judgments and are based on significant assumptions related to the borrower's credit risk, financial performance, expected sales, and fair value of the collateral.

2015 Form 10-K
2016 Form 10-Q
2016 Form 8-K
File No. 000-19756
October 5, 2016

Example of proposed language:

We record interest on an accrual basis and we recognize it as earned in accordance with the contractual terms of the credit agreement, to the extent that such amounts are expected to be collected.  When a note receivable or loan becomes past due, or if management otherwise does not expect that principal, interest, and other obligations due will be collected in full, we will generally place the note receivable or loan on non-accrual status and cease recognizing interest income on that note receivable or loan until all principal and interest due has been paid or we believe the investee has demonstrated the ability to repay our current and future contractual obligations. Any uncollected interest related to prior periods is reversed from income in the period that collection of the interest receivable is determined to be doubtful. However, we may make exceptions to this policy if the investment has sufficient collateral value and is in the process of collection.

At December 31, 2015, we had two note receivable investments on non-accrual with a cumulative investment cost and estimated fair value of $51.4 million and $57.2 million, respectively, compared to two note receivable investments on non-accrual at December 31, 2014 with a cumulative investment cost and estimated fair value of $51.4 million and $51.4 million, respectively. During the year ended December 31, 2015 and December 31, 2014, we recognized a loss on extinguishment of note receivable investments of $4.0 million and nil, respectively.

2.
We acknowledge your response to prior comments 4 and 5. As it relates to your impairment analysis for the Direct Flow Medical note receivable, you indicate that the fair value of the collateral assets underlying the note was determined by using a discounted cash flow model (primary valuation method) as well as a market approach (secondary valuation method). Please address the following:

•
Please clarify whether you used a discounted cash flow model to measure the expected future cash flows of the note itself or whether you used this model to determine the fair value of the collateral underlying the note. If the later, please describe the specific collateral for which you used this approach.

•
Please explain how you determined it was appropriate to measure impairment of this note based on the fair value of the underlying collateral. In this regard, ASC 310-10-35-22 permits the fair value of the collateral to be used as a practical expedient, provided that the note meets the definition of a collateral-dependent loan.

•	Please provide us with the fair values of the Direct Flow Medical note receivable determined using each of the three valuation methods described in your

2015 Form 10-K
2016 Form 10-Q
2016 Form 8-K
File No. 000-19756
October 5, 2016

response and explain how they were weighted in arriving at a $52 million fair value at December 31, 2015.

•
The Company respectfully advises the Staff that the primary valuation method to determine the estimated fair value of the Direct Flow Medical note receivable was based on a discounted cash flow model of expected future cash flows of the note itself at December 31, 2015. The Company’s present value amount was calculated by discounting expected future cash flows of the note receivable at the loan’s effective interest rate resulting in an estimated fair value of $52 million at December 31, 2015. The Direct Flow Medical Credit Agreement, as amended and restated, is secured by substantially all assets of Direct Flow Medical. The Company believes that it is appropriate to consider e.g. in an event of default, the value of Direct Flow Medical’s collateral assets in satisfaction of the Company’s note receivable. As an unpaid creditor and if the Company expects repayment to be provided solely by the underlying collateral, the Company has the right to satisfy its outstanding claim by transfer of assets (including a transfer resulting from foreclosure or repossession). Therefore, the Company believes that the Direct Flow Medical note receivable meets the definition of a collateral dependent loan.

•
The Company’s secondary valuation approach to determine the estimated fair value of Direct Flow Medical considered 22 comparable Merger & Acquisition transactions of medical device companies with comparable technology to Direct Flow Medical. The median transaction size for those comparable Merger & Acquisition transactions concluded on an estimated enterprise value of $328 million. In addition, the Company considered worldwide Transcatheter Aortic Valve Replacement Market data to identify comparable companies and used an implied revenue multiple to determine Direct Flow Medical’s enterprise value of $255 million.

•
While the Company has considered these two secondary valuation methods to determine the estimated enterprise value of Direct Flow Medical in case the Company would be required to satisfy its outstanding claim by transfer of Direct Flow Medical’s assets, it is expected that the borrower will be able to satisfy its debt obligation to the Company as a result of new equity financing, hence no weighting was given to the two secondary valuation methods.

Form 10-Q for the Quarterly Period Ended June 30, 2016
Notes to Condensed Consolidated Financial Statements
6. Notes and Other Long-Term Receivables, page 23

3.
We acknowledge your response to prior comment 6. In your response you clarified that as of December 31, 2015 impairment of the LENSAR note receivable was not based on the fair value of the underlying collateral, but rather on the expected future cash flows from the note discounted at the note’s effective interest rate. However, as of June 30, 2016 you disclose that impairment was measured based on the estimated fair value of the collateral underlying the note. Please explain why you changed the method by which you measured impairment on the LENSAR note receivable as of June 30, 2016.

2015 Form 10-K
2016 Form 10-Q
2016 Form 8-K
File No. 000-19756
October 5, 2016

Please also explain how you determined that this note met the definition of a collateral-dependent loan which would permit the use of the practical expedient set forth in ASC 310-10-35-22.

The Company respectfully advises the Staff that the Company has accounted for the new loan arrangement as a troubled debt restructuring at year-end 2015. In providing for losses on note receivable or loans, the Company considered the overriding concept that impairment for losses should be recognized when it is probable that a loss has been incurred based on all available information, including past events and conditions existing at the date of the financial statements. Losses are not to be recognized before it is probable that they have been incurred, even though it may be probable or expected based on past experience that losses will be incurred in the future. LENSAR failed to comply with certain contractual terms of the Credit Agreement, as amended and restated, specifically with certain covenants during the second quarter of 2016. The Company’s present value amount of discounted expected future cash flows of the note receivable resulted in an estimated fair value of $46.2 million at June 30, 2016. However, due to the non-compliance with the contractual terms of the Credit Agreement, the Company considered a market approach (implied revenue multiple) to evaluate if the carrying value of the note receivable is probable of realization at June 30, 2016. The Company concluded additional loan losses are not reasonably estimable at June 30, 2016.

The LENSAR Credit Agreement, as amended and restated, is secured by substantially all assets of LENSAR. The Company believes that it is appropriate to consider e.g. in an event of default, the value of LENSAR’s collateral assets in satisfaction of the Company’s note receivable. As an unpaid creditor and if the Company expects repayment to be provided solely by the underlying collateral, the Company has the right to satisfy its outstanding claim by transfer of assets (including a transfer resulting from foreclosure or repossession). Therefore, the Company believes that the LENSAR note receivable meets the definition of a collateral dependent loan.

Form 8-K furnished August 4, 2016
Exhibits 99.1 - 99.3

4.
We acknowledge your response to prior comment 7. We continue to question whether your disclosure of non-GAAP diluted EPS is consistent with C&DI 102.05. In particular, you point out that the reconciling items from GAAP net income to non-GAAP net income will not require cash settlement. By adjusting your net income to exclude only non-cash items, it appears that you are attempting to present a cash-based earnings measure. Furthermore, we note that for the periods presented in both your March 31, 2016 and June 30, 2016 earnings releases, your non-GAAP net income was within 10% of your cash provided by operating activities in your Statements of Cash Flows for the same periods. In light of the above, please explain how you determined

2015 Form 10-K
2016 Form 10-Q
2016 Form 8-K
File No. 000-19756
October 5, 2016

that your non-GAAP net income measure could not be used as a liquidity measure. Alternatively, please remove non-GAAP diluted EPS from your future earnings releases.

The Company has duly noted the Staff’s comments and respectively advises the Staff that based upon the updated guidance in Question 102.05 of the non-GAAP C&DI’s, the Company will no longer present non-GAAP diluted earnings per share in its future earnings releases.

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We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (775)-832-8505 if you have any questions or comments regarding this correspondence or if you require any further information. Thank you very much.

Very truly yours,

By:	/s/ Peter S. Garcia
Peter S. Garcia
Vice President and Chief Financial Officer

cc:	John McLaughlin, President and Chief Executive Officer, PDL BioPharma, Inc.
Bonnie Baynes, Staff Accountant, Securities and Exchange Commission
Robert F. Heatley, Partner, PricewaterhouseCoopers LLP
Cheston J. Larson, Latham & Watkins LLP